Our newest Joan Mitchell: what to know

Inbox ×

M

Masterworks <notification@masterworks.com>

to selbedeiwy+masterworks

Hi ,

We're thrilled to launch a brand new Joan Michell painting amid her compelling market moment at this week's marquee sales, where she totaled more than $30 million in turnover.

Mitchell is widely considered an enduring blue-chip staple of the wider contemporary art market after a string of top five price records in 2023 and 2024, led by a $29 million sale in November '23. Her commercial market reflects her robust institutional support and demand for her work has been consistent over the past decade.

We've identified key sectors in her market we believe could see long-term appreciation. Our latest painting has seen an attractive history of appreciation, going from $39k in 1989, to $187k in 2018, and an acquisition price of $560k in 2025, signaling increasing appreciation. It was bought at an auction curated by Michelin star chef Daniel Humm of Eleven Madison Park, who described this work as "very moving."*


Our Offering's Prices, '89 - '25
$39k sale
1989
5.9% CAGR
$187k sale
2018
16.9% CAGR
$560k sale
2025

Its offering size places it in the same sub-$1mm price band as a Mitchell painting we just sold, which delivered 17% total net returns after 38 days held. That sale marks our second Mitchell exit—evidence of our ability to effectively transact in her market.

Invest in this work here , and view the offering circular below.

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007